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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mandy Hooker
John Cash Geoff Kruczek Asia Timmons-Pierce

Re:	Oatly Group AB Draft Registration Statement on Form F-1 Confidentially submitted on March 25, 2021 CIK No. 0001843586

Ladies and Gentlemen:

On behalf of Oatly Group AB, previously referred to as Havre Global AB (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 12, 2021, as amended on March 25, 2021 (“Submission No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on April 8, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Summary, page 1

1.

We note your disclosure in footnote 1 on page 121 that CR Holdings is indirectly and wholly owned by China Resources Company Limited and that the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China performs the duty of investor of China Resources Company Limited on behalf of the State Council. Please revise your disclosures on pages 18 and 50 to reflect the PRC’s indirect ownership interest in your company.

April 19, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer expects to be a “controlled company” following the completion of the offering and accordingly has removed these references from the Registration Statement.

Liquidity and Capital Resources, page 77

2.

Your disclosures indicate that in spring 2021, you will open your second U.S. facility and that three additional facilities in Singapore, Maanshan, China and Peterborough, the United Kingdom are currently under construction or in the planning stages. Given that these appear to be material expenditures, please revise your disclosure to discuss the estimated cost and time frame of these projects and how you plan to finance them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 79 of the Registration Statement.

Additional Listing Agreement, page 122

3.	We note your response to prior comment 7. Please revise to address the first sentence of that comment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 131 of the Registration Statement.

Consolidated Statement of Operations, page F-3

4.	Please relocate the subtotal line from below gross profit to above gross profit to ensure it is clear that gross profit is the net of revenue and cost of goods sold.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-3 of the Registration Statement.

Notes to the Consolidated Financial Statements

33. Events after the end of the reporting period, page F-50

5.	Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-8 of the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

April 19, 2021

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Toni Petersson, Oatly Group AB

Christian Hanke, Oatly Group AB

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP